Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

ZYMEWORKS INC.

As of and for the three months ended March 31, 2017
(Unaudited)

(Reported under U.S. GAAP and expressed in
thousands of U.S. dollars, unless otherwise noted)

ZYMEWORKS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars except share data)

	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,446	$16,437
Short-term investments (note 4)	16,343	23,824
SR&ED and IRAP receivables	1,888	1,660
Accounts receivables	468	2,647
Prepaid expenses and other current assets	3,468	1,916
Total current assets	32,613	46,484
Deferred financing fees	3,118	1,560
Acquired in-process research and development (note 5)	18,396	19,932
Goodwill (note 5)	12,016	12,016
Long-term prepaid assets	1,006	1,483
Property and equipment, net	7,740	6,721
Intangible assets, net	432	699
Deferred tax assets	4,732	5,100
Total assets	$80,053	$93,995

Liabilities, redeemable convertible preferred shares, and shareholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued liabilities (note 6)	$8,675	$9,477
Warrant liabilities (note 7)	3,787	4,342
Other current liabilities (note 6)	8,269	2,737
Total current liabilities	20,731	16,556
Long-term debt (note 7)	4,518	4,417
Deferred tax liability	4,650	5,019
Other long term liabilities	280	141
Total liabilities	30,179	26,133

Redeemable convertible preferred shares, 6,413,265 authorized shares, no par value: 5,260,404 shares issued and outstanding at March 31, 2017 and December 31, 2016 (note 8b)	58,860	58,860
Shareholders’ (deficit) equity:
Common shares, unlimited authorized shares, no par value: 13,208,947 and 13,126,248 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	107,327	106,595
Additional paid-in capital	4,062	6,856
Accumulated other comprehensive loss	(6,659)	(6,659)
Accumulated deficit	(113,716)	(97,790)
Total shareholders’ (deficit) equity	(8,986)	9,002
Total liabilities, redeemable convertible preferred shares and shareholders’ (deficit) equity	$80,053	$93,995

Research collaboration and licensing agreements (note 9)
Commitments and contingencies (note 10)
Subsequent events (note 12)

The accompanying notes are an integral part of these financial statements

ZYMEWORKS INC.
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and
Shareholders’ Equity (Deficit)
(Expressed in thousands of U.S. dollars except share data)

	Redeemable Convertible Class A Preferred shares		Common shares		Accumulated deficit	Accumulated Other Comprehensive loss	Additional paid-in capital	Total shareholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2016	5,260,404	$58,860	13,126,248	$106,595	$(97,790)	$(6,659)	$6,856	$9,002
Issuance of common shares on exercise of options	—	—	82,699	732	—	—	(282)	450
Fair value adjustments upon reclassification of options to liabilities	—	—	—	—	—	—	(2,879)	(2,879)
Share-based compensation	—	—	—	—	—	—	367	367
Net loss	—	—	—	—	(15,926)	—	—	(15,926)
Balance at March 31, 2017 (unaudited)	5,260,404	$58,860	13,208,947	$107,327	$(113,716)	$(6,659)	$4,062	$(8,986)

The accompanying notes are an integral part of these financial statements

ZYMEWORKS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of U.S. dollars except share and per share data)
(unaudited)

	Three Months Ended March 31,
	2017	2016
Revenue
Research and developmental collaborations (note 9)	$230	$262
Operating expenses:
Research and development	9,058	7,916
Government grants and credits	(218)	—
	8,840	7,916
General and administrative	6,259	2,085
Impairment on acquired IPR&D (note 5)	1,536	—
Total operating expenses	16,635	10,001
Loss from operations	(16,405)	(9,739)
Other income (expense)
Interest and other expense	(227)	(1)
Change in fair value of warrant liabilities	555	—
Accretion on long-term debt	(88)	—
Interest and other income	50	46
Foreign exchange (loss) gain	189	1,496
Equity loss on investment	—	(98)
Gain on fair value of equity investment	—	177
Total other income (expense)	479	1,620
Loss before income taxes	(15,926)	(8,119)
Income tax expense	—	—
Deferred income tax (expense) recovery	—	5,407
Net loss and comprehensive loss	$(15,926)	$(2,712)

Net loss per common share (note 2):
Basic	(1.21)	(0.24)
Diluted	(1.25)	(0.24)

Weighted-average common shares outstanding (note 2):
Basic	13,183,928	11,516,282
Diluted	13,329,751	11,516,282

The accompanying notes are an integral part of these financial statements

ZYMEWORKS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities:
Loss for the period	$(15,926)	$(2,712)
Items not involving cash:
Depreciation of property and equipment	318	71
Amortization of intangible assets	270	36
Equity loss on investment	—	98
Gain on fair value of equity investment	—	(177)
Accretion on long-term debt	88	—
Share-based compensation	2,976	540
Deferred income tax expense (recovery)	—	(5,407)
Impairment on acquired IPR&D	1,536	—
Change in fair value of warrant liabilities	(555)	—
Unrealized foreign exchange (gain) / loss	(154)	—

Changes in non-cash operating working capital:
Accounts receivables	2,179	1,192
SR&ED and IRAP receivables	(98)	507
Prepaid expenses and other current assets	(1,076)	(173)
Accounts payable and accrued liabilities	(2,255)	(930)
Income taxes payable	—	(18)
Net cash used in operating activities	(12,697)	(6,973)
Cash flows from financing activities:
Issuance of preferred shares from private placement, net of issuance costs	—	58,860
Issuance of common shares on exercise of options	450	2
Deferred financing fees	(463)	199
Capital lease payments	(2)	(6)
Net cash provided by financing activities	(15)	59,055
Cash flows from investing activities:
Short-term investments	7,505	—
Acquisition of property and equipment	(913)	(53)
Acquisition of intangible assets	(3)	(24)
Cash acquired from Kairos, net of cash consideration	—	78
Net cash used in investing activities	6,589	1
Effect of exchange rate changes on cash and cash equivalents	132	(217)
Net change in cash and cash equivalents	(5,991)	51,866
Cash and cash equivalents, beginning of period	16,437	11,519
Cash and cash equivalents, end of period	$10,446	63,385
Supplemental disclosure of non-cash investing and finance items:
Deferred financing fees in accounts payable and accrued liabilities	1,082	—
Acquisition of property and equipment in accounts payable and accrued liabilities	424	22
Common Shares issued in connection with the Kairos acquisition	—	19,203

The accompanying notes are an integral part of these financial statements

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

1. Nature of Operations

Zymeworks Inc. (the “Company” or “Zymeworks”) was incorporated on September 8, 2003 under the laws of the Canada Business Corporations Act. On October 22, 2003, the Company was registered as an extra-provincial company under the Company Act (British Columbia). Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation biotherapeutics, initially focused on the treatment of cancer.

Since its inception, the Company has devoted substantially all of its resources to research and development activities, including developing its therapeutic platforms, identifying and developing potential product candidates and undertaking preclinical studies as well as providing general and administrative support, business planning, raising capital and protecting its intellectual property.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, these financial statements do not include all the information and footnotes required for complete financial statements and should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2016.

These unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the three months ended March 31, 2017 and 2016 are not necessarily indicative of results that can be expected for a full year. These unaudited interim financial statements follow the same significant accounting policies as those described in the notes to the audited financial statements of the Company for the year ended December 31, 2016.

All amounts expressed in the consolidated financial statements of the Company and the accompanying notes thereto are expressed in thousands of U.S. dollars, except for per share data and where otherwise indicated. References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. In preparing these consolidated financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, Scientific Research and Experimental Development (“SR&ED”) Program and Industrial Research Assistance Program (“IRAP”) credits, share-based compensation, accrual of expenses, preclinical study accruals, valuation allowance for deferred taxes, other contingencies and valuation of assets acquired in a business combination. Management bases its estimates on historical experience or on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Financial instruments

Fair value of financial instruments

The Company measures certain financial instruments and other items at fair value.

To determine the fair value, the Company uses the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 inputs are quoted market prices for identical instruments available in active markets.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets.

•	Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, warrants, long term debt, liability classified options and other long term liabilities.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments. Based on the borrowing rates available to the Company for debt with similar terms and consideration of default and credit risk using Level 2 inputs, the carrying value of the Company’s long term debt as of March 31, 2017 approximates its fair value. As quoted prices for the warrants and liability classified stock options are not readily available, the Company has used a Black-Scholes pricing model to estimate fair value. These are level 3 inputs as defined above.

The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value:

	March 31, 2017	Level 1	Level 2	Level 3
Liabilities
Liability classified stock options	$7,948	$—	$—	$7,948
Warrant liabilities	3,787	—	—	3,787
Total	$11,735	$—	$—	$11,735

	December 31, 2016	Level 1	Level 2	Level 3

Liabilities
Liability classified stock options	$2,458	$—	$—	$2,458
Warrant liabilities	4,342	—	—	4,342
Total	$6,800	$—	$—	$6,800

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

The following table presents the changes in fair value of the Company’s preferred share warrants:

	Liability at beginning of the period	Increase (decrease) in fair value of preferred share warrants	Liability at end of the period
Three months ended March 31, 2017	$3,314	$(95)	$3,219

The following table presents the changes in fair value of the Company’s common share warrants:

	Liability at beginning of the period	Increase (decrease) in fair value of common share warrants	Liability at end of the period
Three months ended March 31, 2017	$1,028	$(460)	$568

 The following table presents the changes in fair value of the liability classified stock options:

	Liability at beginning of the period	Reclassification to liabilities from equity	Increase (decrease) in fair value of liability classified stock options	Liability at end of the period
Three months ended March 31, 2017	$2,458	$2,879	$2,611	$7,948

Liability Classified Awards

For awards accounted for under Accounting Standards Codification (“ASC”) 718 “Compensation—Stock Options” (“ASC 718”), with an exercise price which is not denominated in: (a) the currency of a market in which a substantial portion of the Company’s equity securities trades, (b) the currency in which the individual’s pay is denominated, or (c) the Company’s functional currency, are required to be classified as liabilities. For awards accounted for under ASC 815 “Derivatives and Hedging” (“ASC 815”), any warrant or option that provides for an exercise price which is not denominated in the Company’s functional currency are required to be classified as liabilities.

Upon the change of the compensation currency for certain executives from Canadian dollars to U.S. dollars effective January 1, 2017, options held by such executives which were previously classified as equity awards with total fair value of $7,371on January 1, 2017 have been reclassified as liability awards of which $2,879 was classified from additional paid-in capital. Under ASC 718, upon the change in classification, the change in fair value of the options while they were classified as equity is recorded as an adjustment to the statement of loss.
Liability classified awards are subsequently measured at fair value at each balance sheet date until exercised or cancelled, with changes in fair value recognized as compensation cost or additional paid-in capital (ASC 718 awards) or other income and expenses (ASC 815 awards) for the period. Under ASC 718, when an award is reclassified from equity to liability, if at the reclassification date the original vesting conditions are expected to be satisfied, then the minimum amount of compensation cost to be recognized is based on the grant date fair value of the original award. Fair value changes below this minimum amount are recorded in additional paid-in capital. Fair value is calculated using the Black-Scholes option pricing model. The Black-Scholes option pricing model uses various inputs to measure fair value, including estimated fair value of the Company’s underlying common shares at the grant date, expected term, estimated volatility, risk-free interest rate and expected dividend yields of the Company’s common shares.

Net income (loss) per share

The Company follows the two-class method when computing net income (loss) per common share as the Company issued redeemable convertible Class A preferred shares in January 2016 that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible Class A preferred shares contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss or a net loss attributable to common shareholders resulting from preferred share dividends, net losses are not allocated to participating securities. The Company reported a net loss attributable to common shareholders for all the periods presented.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Basic net income (loss) per share attributable to common shareholders (which equals net loss for all periods presented) is computed by dividing the net income (loss) attributable to common shareholders by the weighted- average number of common shares outstanding for the period. Diluted net income (loss) attributable to common shareholders is computed by adjusting net income (loss) attributable to common shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding redeemable convertible Class A preferred shares, stock options and warrants. Diluted net income (loss) per share attributable to common shareholders is computed by dividing the diluted net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding instruments. The if-converted method is used to determine the dilutive effect of the Company’s redeemable convertible Class A preferred shares. The treasury stock method is used to determine the dilutive effect of the Company’s stock option grants and warrants. For the three months ended March 31, 2017 and 2016, redeemable convertible Class A preferred shares and stock options outstanding were all excluded from the calculation of diluted loss per share because their inclusion would have been anti-dilutive.

	Three Months Ended March 31,
	2017	2016
Numerator:
Net loss used to compute net loss per common share:
Basic	$(15,926)	$(2,712)
Adjustment for change in fair value of ASC 815 liability classified stock options and warrant liabilities	(710)	—
Diluted	$(16,636)	$(2,712)

Denominator:
Weighted-average common shares outstanding:
Basic	13,183,928	11,516,282
Adjustment for dilutive effect of stock options and warrants	145,823	—
Diluted	13,329,751	11,516,282

Net loss per common share - basic	$(1.21)	$(0.24)
Net loss per common share - diluted	$(1.25)	$(0.24)

3. Recent Accounting Pronouncements

Initial adoption of new accounting pronouncements

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation – Improvements to Employee Share-Based Payment Accounting”, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification of the statement of cash flows. The amendments stipulate (a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the statement of operations and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur, (b) excess tax benefits should be classified along with other tax cash flows as an operating activity, (c) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur, (d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions, and (e) cash paid by an employee when directly withholding shares for tax withholding purposes should be classified as financing activity. ASU 2016-09 is effective for fiscal years and interim periods within those years, beginning on or after December 15, 2016. The Company adopted ASU 2016-09 in the three months ended March 31, 2017 and elected to continue to estimate the impact of forfeitures when determining the amount of compensation cost to be recognized each period rather than account for forfeitures as they occur. Adoption of this guidance had no significant impact on the Company’s consolidated financial statements.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, “Leases”, which amends lease accounting requiring the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new guidance retains a distinction between finance leases and operating leases, with cash payments from operating leases classified within operating activities in the statement of cash flows. ASU 2016-02 will be effective for fiscal years and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606). The standard, as subsequently amended, is intended to clarify the principles for recognizing revenue for U.S. GAAP by creating a new Topic 606, “Revenue from Contracts with Customers”. This guidance supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition”, and supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”. The core principle of the accounting standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. The amendments should be applied by either (1) retrospectively to each prior reporting period presented; or (2) retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The new guidance is effective for fiscal years beginning after December 15, 2017, which, for the Company, means the fiscal year beginning January 1, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the consolidated financial statements as a result of future adoption.

4. Short-Term Investments

Short-term investments consist of guaranteed investment certificates (“GICs”) held at financial institutions in accordance with the Company’s treasury policy. These GICs bear interest rate of 1.0% per annum with a maturity up to 12 months. The Company may redeem these investments 30 days after deposit without penalty.

5. Acquisition of Kairos

Acquisition of Kairos:

Description of the Transaction

On March 18, 2016, the Company completed the acquisition of all remaining issued and outstanding shares of Kairos, for $24,778 (C$32,257). This consideration was comprised of $23,043 (C$30,000) in common shares of the Company, and $1,733 (C$2,257) in cash, pursuant to a net working capital adjustment determined at closing.

At the time of acquisition, the Company issued 1,520,371 common shares having a fair value of $19,203 (C$25,000). The remaining 304,074 common shares, having a fair value of $3,770 (C$5,000), were held back for a period of six months under the terms of the agreement for the sellers’ satisfaction of general representations and warranties and potential working capital adjustments and were issuable in six months, subject to deductions for any undisclosed matters that may arise during that period. On September 18, 2016, 302,286 common shares were issued after accounting for adjustments relating to undisclosed pre-acquisition invoices. On the date of the acquisition, refundable SR&ED credits receivable by Kairos related to the period preceding the acquisition are payable to CDRD Ventures Inc. (“CVI”), the former majority shareholder of Kairos. As of December 31, 2016, a SR&ED receivable and corresponding payable to CVI of $131 has been recorded in the consolidated financial statements.

Purchase Price Allocation

The acquisition is accounted for in accordance with ASC—805 Business Combinations—using the acquisition method. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values at the closing date of the acquisition. For the purpose of these consolidated financial statements, the purchase consideration has been allocated based on management’s best estimates of the fair values.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

The Company is required to estimate the acquisition date fair value of the common shares issued. The fair value of the common shares issued was determined by the Company’s board of directors, with input from management, and takes into account the most recently available valuation of common shares prepared by independent valuation specialists and the assessment of additional objective and subjective factors the Company believes are relevant and which may have changed between the date of the most recent valuation and the date of the acquisition.

The fair value of the previously held 19.99% equity interest is calculated as the implied per share fair value based upon the acquisition purchase price reduced by the lack of control discount associated with the 19.99% holding. Upon acquiring the remaining outstanding ownership interest in Kairos, the Company remeasured its original equity interest to its fair value and recognized a $177 gain which was included in net loss for the three months ended March 31, 2016.

During the three months ended March 31, 2017, the Company finalized the purchase price allocation which was disclosed on a preliminary basis during the measurement period which is from the acquisition date of March 18, 2016 to the date the Company finalized the purchase price allocation on March 18, 2017. The fair values of the consideration issued, assets acquired and liabilities assumed in the acquisition at March 18, 2016 have been finalized with no revisions and adjustments on the previously reported preliminary amounts.

Impairment evaluation for intangible assets and goodwill

All IPR&D acquired in the Kairos business combination is classified as indefinite-lived and is not currently being amortized. IPR&D becomes definite-lived upon the completion or abandonment of the associated research and development efforts, and will be amortized from that time over an estimated useful life based on respective patent terms. The Company evaluates the recoverable amount of intangible assets on an annual basis and performs an annual evaluation of goodwill as of December 31 each year, unless there is an event or change in the business that could indicate impairment, in which case earlier testing is performed.

For the year ended December 31, 2016, the Company recorded an impairment charge of $768 for the discontinuance of the Co-Development program (“OBT Co-Development”) with Oxford BioTherapeutics (“OBT”) due to the negative results received from scientific studies conducted during the period subsequent to the acquisition of Kairos. The corresponding deferred tax liability and deferred tax asset balances of $198 were also reversed which resulted in deferred tax liability and offsetting deferred tax asset of $5,127 related to IPR&D as of December 31, 2016. Furthermore, for the three months ended March 31, 2017, the Company recorded an impairment charge of $1,536 related to the fair value of IPR&D recognized in relation with the Research Collaboration Agreement with OBT (“OBT Technology Swap Agreement”) as the Company did not make any selections from the therapeutic targets contributed by OBT within the research term which expired on February 11, 2017. The corresponding deferred tax liability and deferred tax asset balances of $399 were also reversed.

The following table summarizes the carrying value of IPR&D, net of impairment:

	March 31, 2017	December 31, 2016
Acquired IPR&D	$20,700	$20,700
Less: Impairment	(2,304)	(768)
	$18,396	$19,932

The Company further determined that the impairment of the intangible assets triggered an earlier evaluation of the carrying value of goodwill prior to the scheduled annual impairment testing date of December 31, 2017. As part of the evaluation of the recoverability of goodwill, the Company has identified only one reporting unit to which the total carrying amount of goodwill has been assigned. As at March 31 2017, the fair value of the reporting unit exceeded the carrying value of the reporting unit, and as such the second step of the impairment test, which measures the amount of impairment charge if any, was not required.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

6. Current Liabilities

Accounts payable and accrued expenses consisted of the following:

	March 31, 2017	December 31, 2016
Trade payables	$2,052	$2,955
Accrued research expenses	3,169	2,305
Employee compensation and vacation accruals	470	1,651
Accrued legal and professional fees	1,980	1,489
Payable to CVI for Kairos SR&ED receivable	132	131
Other	872	946
Total	$8,675	$9,477

Other current liabilities consisted of the following:

	March 31, 2017	December 31, 2016
Fair value of liability classified share options	$7,948	$2,458
Income tax liability	238	230
Lease inducements	76	41
Current portion of lease liability	7	8
Total	$8,269	$2,737

7. Warrant liabilities and long-term debt

a. Perceptive Debt and preferred share warrant liability

On June 2, 2016, the Company entered into a Credit Agreement (the “Perceptive Debt”) with Perceptive Credit Opportunities Fund L.P. and PCOF Phoenix II Fund L.P. (collectively, the “Lenders”). The total credit facility is for $15.0 million consisting of Tranche A and Tranche B term loans for $7.5 million each. The Tranche A term loan was made available to the Company on June 2, 2016, with total net proceeds received of $6,953, which excludes other administrative costs, on the transaction date. The Company will be eligible for the Tranche B term loan when it has achieved specific milestones relating to its clinical trials and future collaboration agreements.

The interest rate on the Tranche A term loan is LIBOR plus an applicable margin of 10% per annum with LIBOR to be a minimum of 1%. On December 31, 2016, the applicable interest rate was 11%. The Company will pay monthly interest payments only, up until June 2, 2018, after which monthly principal payments of $225 will also commence. The remaining outstanding principal balance will be paid on June 2, 2020. The Company may settle the loan earlier, subject to certain penalty payments. Amounts borrowed under the Tranche A or Trance B term loans and subsequently repaid or prepaid may not be reborrowed.

On June 2, 2016, pursuant to the terms of the Perceptive Debt, the Company also issued Warrant Certificates which entitled Perceptive Credit Opportunities Fund, L.P. to purchase up to 295,009 redeemable convertible Class A preferred shares of the Company at an exercise price of $11.69 per share, with an expiry term of five years. These warrants are classified as liabilities and recorded at their estimated fair value as they contain a down-round provision and because the shares underlying the warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances, such as a deemed liquidation event. Changes in fair value are recorded in the consolidated statements of loss and comprehensive loss. At the completion of an initial public offering, all redeemable convertible Class A preferred share warrants will be converted into common share warrants (note 12c).

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

The warrants were initially recorded at their fair value at issuance of $3,266 and the residual balance of the original principal, $4,234, has been recorded as long-term debt. The long-term debt will be accreted to its face value of $7,500 over the four-year term of the Perceptive Debt. On August 3, 2016, the Warrant Certificates were assigned to Perceptive Credit Holdings, LP, an affiliate of the Lenders.

The Company recorded $206 in interest expense relating to the outstanding principal under the Perceptive Debt, as well as $95 in decrease in fair value of warrant liabilities, during the three months ended March 31, 2017.

In addition to the interest payable, the Company paid approximately $845 of administrative, legal fees and other costs in connection with the Perceptive Debt, including expenses incurred prior to the transaction date. Of this amount, $368 attributed to the warrants was expensed on the date of the transaction, while $477 was allocated to long-term debt and will be amortized to interest expense over the term of the Perceptive Debt. For the three months ended March 31, 2017, $13 of deferred financing costs were amortized as interest expense.

The Credit Agreement contains various customary affirmative, negative and financial covenants, agreements, representations, warranties, borrowing conditions, and events of default. The Company was in compliance with all covenants at March 31, 2017.

	March 31, 2017	December 31, 2016
Long term debt at the beginning of the period or at the time of financing	$4,810	$4,234
Accretion	88	576
	$4,898	$4,810
Less: Deferred charges on debt financing, net of amortization	(380)	(393)
Long term debt, net of deferred charges	$4,518	$4,417

In accordance with the loan agreement, the Company is obligated to make payments on the principal of the term loan as follows:

2018	$1,575
2019	2,700
2020	3,225
Total	$7,500

b. Common share warrant liability

On October 22, 2014, the Company issued 117,320 common share purchase warrants to CTI Life Sciences Fund, L.P. (“CTI”) in conjunction with a share exchange. Each warrant entitles the holder of the warrants to subscribe for and purchase, subject to the terms and restrictions of the agreement, one fully paid common share of the Company, at a purchase price of C$11.60 per common share. The warrants expire upon the earlier of October 22, 2017 or certain transactions or events as defined under the agreement. These warrants were originally recorded in shareholders’ equity. Upon the change of the functional currency from Canadian dollars to U.S. dollars effective January 1, 2016, these warrants were reclassified as liability awards at that date. Subsequently, this liability classified warrant is measured at fair value at each reporting period until exercised or cancelled, with changes in fair value recorded in the consolidated statements of loss and comprehensive loss. Upon the completion of a filing of a preliminary prospectus in Canada or a registration statement in the U.S., the Company can accelerate the expiration date by giving written notice to the holder, which will give the holder 30 days to exercise the warrant. The Company provided CTI with a notice of acceleration in conjunction with the filing of the registration statement and a contemplated initial public offering subsequent to the balance sheet date. Accordingly, CTI exercised its warrant to purchase 117,320 common shares of the Company (note 12b).

c. Warrant liabilities include the following:

	March 31 2017	December 31 2016
Preferred share warrant liabilities	$3,219	$3,314
Common share warrant liabilities	568	1,028
Total warrant liabilities	$3,787	$4,342

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

8. Redeemable Convertible Class A Preferred Shares, Special Shares and Shareholders’ Equity

The number of shares and per share amounts are not presented in thousands.

a.	Authorized

The Company has an unlimited number of voting common shares without par value. On December 21, 2015, the Company’s Articles of Incorporation were amended to include 6,413,265 Class A preferred shares of which 5,260,404 are issued and outstanding as at March 31, 2017 and December 31, 2016.

b.	Redeemable Convertible Class A Preferred Shares

The Class A preferred shares accrue dividends at 8% per annum non-cumulative, payable only when, and if, declared by the Board of Directors of the Company (the “Board”). In addition, holders of the Class A preferred shares will be entitled to receive, when and as declared by the Board, dividends in an amount equal to any dividend per common share declared by the Board on the common shares multiplied by the number of common shares that would be issued in exchange for the Class A preferred shares upon conversion.

Optional conversion: Each Class A preferred share is convertible at any time at the option of the holders into common shares, which is determined by dividing the Class A original issue price of $11.69 per share by the Class A conversion price in effect at the time of the conversion.

Mandatory conversion: Upon either a) the closing of the sale of common shares to the public at a price of at least 1.4 times the Class A original issue price of $11.69 per share in a firm-commitment underwritten public offering resulting in at least $50 million of gross proceeds, or b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding Class A Preferred Share, all outstanding Class A preferred shares will be automatically converted into common shares at the effective conversion rate. However, in the event the common share public issuance price is less than 1.5 times the Class A original issue price of $11.69 per share, then immediately prior to, and contingent upon such conversion, the Class A conversion price will be automatically adjusted to equal the lesser of (a) the quotient obtained by dividing the per share price in such public offering by 1.5 and (b) the Class A conversion price in effect as of immediately prior to such public offering.

Upon the liquidation, dissolution, reorganization or winding-up of the Company, holders of Class A preferred shares are entitled to receive, before any distribution or payment on the common shares, an amount equal to the greater of:

(i)	a)	if such event occurs prior to January 7, 2017, 1.25 times the Class A original issue price of $11.69 per share,

b)	if such event occurs after January 7, 2017, 1.5 times the Class A original issue price of $11.69 per share,

under both cases plus any dividends declared but unpaid.

(ii)	amount per share payable had all Class A preferred shares been converted into common shares in accordance with the conversion mechanism.

The preferences over common shareholders cease to exist upon conversion of preferred shares into common shares.

Each preferred shareholder is entitled to the number of votes that such shareholder would be entitled to if such preferred shares were converted to common shares.

The Company assessed the Class A preferred shares for any beneficial conversion features or embedded derivatives, including the conversion option, that would require bifurcation from the applicable series of preferred shares and receive separate accounting treatment. On the date of the issuance of preferred shares, the fair value of the common shares into which the Class A preferred shares were convertible was less than the effective conversion price of such shares and, as such, there was no intrinsic value of the conversion option on the commitment date. There is a contingent beneficial conversion feature that would become applicable if an initial public offering is completed at an issue price in excess of the conversion price within one year of the date the preferred shares were issued. The Company classifies its preferred shares outside of permanent equity as the redemption of such shares is not solely under the control of the Company.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

c.	Common Share Purchase Warrant

On October 22, 2014, the Company issued 117,320 common share purchase warrants. Each warrant entitles the holder of the warrants to subscribe for and purchase, subject to the terms and restrictions of the agreement, one fully paid common share of the Company, at a purchase price of C$11.60 per common share. The warrants expire upon the earlier of October 22, 2017 or certain transactions or events as defined under the agreement. The estimated fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.37%
Risk-free interest rate	0.75%

The warrants had a fair value of $333 (C$374) on issuance.

d.	Redeemable Convertible Class A Preferred Shares Warrants

Class A Preferred Share Warrants were issued on June 2, 2016, pursuant to the terms of the Perceptive Debt, which entitled Perceptive Credit Opportunities Fund, L.P. to purchase up to 295,009 redeemable convertible Class A preferred shares of the Company at an exercise price of $11.69 per share, with an expiry term of five years (note 7a). The estimated fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	67.33%
Risk-free interest rate	1.72%

The warrants had a fair value of $3,266 on issuance.

e.	Stock-based compensation

On July 14, 2006, the shareholders approved an employee stock option plan (the “Stock Option Plan”). The Stock Option Plan provides for the granting of options to directors, officers, employees and consultants. Options to purchase common shares may be granted at an exercise price of each option equal to the last private issuance of common shares immediately preceding the date of the grant. The total number of options outstanding is not to exceed 20% of the issued common shares of the Company.

Options granted under the Stock Option Plan are exercisable at various dates over their ten-year life. New common shares are issued when options are exercised.

For options issued to employees, the shares available for issuance under the Stock Option Plan vest over 4 years. Shares available for issuance under the Stock Option Plan issued to directors vest over 3 years, and shares available for issuance under the Stock Option Plan issued to consultants and members of the Scientific Advisory Board vest immediately upon issuance.

The exercise prices of the Company’s stock options are denominated in Canadian dollars. The U.S. dollar amounts have been translated using the period end rate or the average rate for the period, as applicable, and have been provided for information purposes.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

The following table summarizes information pertaining to the Company’s stock options outstanding:

	Number of Options	Weighted- Average Exercise Price (C$)	Weighted- Average Exercise Price (US$)	Weighted- Average Contractual Term (years)	Aggregate intrinsic value (C$)	Aggregate intrinsic value (US$)
Outstanding, December 31, 2016	1,910,521	11.67	8.69	7.36	20,958	15,609

Granted	464,301	22.60	17.07
Expired	(1,359)	14.44	10.91
Exercised	(82,699)	7.14	5.39
Forfeited	—	—	—	—		—
Outstanding, March 31, 2017	2,290,764	14.06	10.55	7.77	10,796	8,103

March 31, 2017:
Exercisable	1,073,724	9.58	7.19
Vested and expected to vest	2,235,533	13.96	10.48

December 31, 2016:
Exercisable	915,460	8.62	6.42
Vested and expected to vest	1,859,925	11.60	8.64

The Company received cash of $450 (C$591) (2016 – $2 (C$3)), resulting from stock options exercised.

The following table summarizes information pertaining to the Company’s stock options outstanding at March 31, 2017:

	As of March 31, 2017
	Options outstanding				Options exercisable
Exercise price (C$)	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price (C$)	Weighted- average exercise price (US$)	Number of options exercisable	Weighted- average exercise price (C$)	Weighted- average exercise price (US$)
3.58	16,760	2.2	3.58	2.69	16,760	3.58	2.69
4.75	250,130	2.3	4.75	3.56	250,130	4.75	3.56
5.37	106,216	4.7	5.37	4.03	106,216	5.37	4.03
7.26	110,450	5.7	7.26	5.45	110,450	7.26	5.45
11.60	140,784	6.9	11.60	8.71	127,686	11.60	8.71
12.10	632,690	8.8	12.10	9.08	216,534	12.10	9.08
14.44	319,764	7.8	14.44	10.84	243,727	14.44	10.84
20.74	249,663	9.6	20.74	15.57	—	20.74	15.57
22.60	455,089	9.9	22.60	16.96	2,221	22.60	16.96
22.65	9,218	9.8	22.65	17.00	—	22.65	17.00
3.58 to 22.65	2,290,764	7.8	14.06	10.55	1,073,724	9.58	7.19

The stock options expire at various dates from December 31, 2017 to February 6, 2027.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

A summary of the Company’s non-vested stock option activity and related information for the three months ended March 31, 2017 is as follows:

	Number of options	Weighted- average fair value price (C$)	Fair value (C$)	Weighted- average fair value price (US$)

Non-vested, December 31, 2016	995,061	8.90	8,867	6.63
Options granted	464,301	13.57	6,302	10.25
Options vested	(242,322)	7.62	(1,846)	5.75
Options forfeited and cancelled	—	—	—	—
Non-vested, March 31, 2017	1,217,040	8.90	13,323	6.69

The estimated fair value of options granted to officers, directors, employees and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	Three Months Ended March 31,
	2017	2016
Research and development	$844	$472
General and administrative	2,132	68
Total	$2,976	$540

For the three months ended March 31, 2017, $367 of share-based compensation expense was recorded in additional paid-in capital and the remaining balance was recorded in the liability classified stock options account within the other current liabilities (March 31, 2016 – $324).

The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three Months Ended March 31,
	2017	2016
Dividend yield	0%	0%
Expected volatility	66.5%	71.8%
Risk-free interest rate	1.55%	1.12%
Expected average life of options	5.90 years	5.91 years

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have sufficient history of its own volatility, the Company has identified several public entities of similar complexity and stage of development and calculates historical volatility using the volatility of these companies.

Risk-Free Interest Rate—This rate is from the Government of Canada marketable bonds for the month prior to each option grant during the year, having a term that most closely resembles the expected life of the option.

Expected Term—This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years. The Company uses the simplified method to calculate the average expected term, which represents the average of the vesting period and the contractual term.

Expected Forfeiture Rate—The forfeiture rate is the estimated percentage of options granted that is expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimates the forfeiture rate based on turnover data with further consideration given to the class of the employees to whom the options were granted.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Share Fair Value—The Company grants stock options at exercise prices not less than the fair value of its common shares as determined by the board of directors, with input from management. Management estimates the fair value of its common shares based on a number of objective and subjective factors, including the most recently available valuation of common shares prepared by independent valuation specialists, external market considerations affecting the biotechnology industry and the historic prices at which the Company sold common shares.

The weighted-average Black-Scholes option pricing assumptions for liability classified stock are as follows:

	March 31, 2017	March 31, 2016
Dividend yield	0%	0%
Expected volatility	66.5%	70.5%
Risk-free interest rate	1.55%	1.06%
Expected average option term	5.89 years	5.91 years
Number of liability classified share options outstanding	1,554,687	93,307

At March 31, 2017, the unamortized compensation expense related to unvested options was $14,404 (C$19,190). The remaining unamortized compensation expense as of March 31, 2017 will be recognized over the a weighted-average period of 2.25 years.

9. Research Collaboration and Licensing Agreements

The Company has entered into a number of collaboration and licensing agreements including some under which it may receive non-refundable upfront payments for licenses to therapeutic platforms. When the Company determines that the license and the related therapeutic platform have stand-alone value to the licensee, these items are considered a unit of accounting and consideration allocated to this unit of accounting is recognized upon delivery of the therapeutic platform. When research services related to the transfer of the technical information are required, then the license, applicable research services, and therapeutic platform are considered a unit of accounting and the Company generally recognizes revenue from the applicable upfront payments ratably over the estimated period the research services are provided.

The collaborations may also include other research services and contractual milestone payments, which relate to the achievement of pre-specified research, development, regulatory and commercial milestones. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that the Company may not earn all of the milestone payments from each of its strategic partners.

Research and development milestones in the Company’s collaboration agreements may include some, but not necessarily all, of the following types of events:

•	completion of preclinical research and development work leading to selection of product candidates;

•	initiation of Phase 1, Phase 2 and Phase 3 clinical trials; and

•	achievement of certain other technical, scientific or development criteria.

Regulatory milestone payments may include the following types of events:

•	filing of regulatory applications for marketing approval in the United States, Europe or Japan, including Investigational New Drug (“IND”) applications and Biologics License Application (“BLA”); and

•	marketing approval in major markets, such as the United States, Europe or Japan.
Commercial milestone payments in the Company’s agreements may include payments triggered by annual product sales that achieve pre-specified thresholds and the achievement of these commercial milestones may solely depend upon performance of the collaborator or licensee. Commercial milestones do not meet the ASC 605-28 definition of a milestone because achievement of the milestone solely depends on performance of the licensee.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Each contingent and milestone payment is evaluated to determine whether it is substantive and at risk to both parties. The Company recognizes any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved assuming collection is reasonably assured. Any revenue from non-substantive milestones and milestones that do not meet the ASC 605-28 definition of a milestone is subject to an allocation of arrangement consideration and is recognized over the remaining period of the performance obligations, if any, relating to the arrangement. If there are no remaining performance obligations under the arrangement at the time the contingent payment is triggered, the contingent payment is recognized as revenue in full upon the triggering event occurring.

Strategic Partnership Revenue

The following table presents summarized revenue recognized from the Company’s strategic partnerships.

	Three Months Ended March 31,
	2017	2016
Merck:
Research support payments	$1	$262
Lilly:
Research support payments	15	—
Daiichi:
Research support payments	214	—
	$230	$262

Research and License Agreement with Merck Sharp & Dohme Research Ltd. (“Merck”)

On August 22, 2011, the Company entered into a Research and License Agreement with Merck providing Merck a worldwide license to develop and commercialize novel bispecific antibodies generated through use of the Company’s Azymetric platform toward certain exclusive therapeutic targets. Both companies will collaborate to advance the therapeutic platforms, with Merck working to progress the bispecific therapeutic antibody candidates through clinical development and commercialization. No joint development activities to advance the therapeutic platforms have occurred since inception and Merck no longer has a right to such joint activities. In 2013, Merck was also provided with a limited, non-exclusive license to EFECT, to be used together with the Azymetric platform for developing products.

On December 3, 2014, the Company and Merck jointly amended the agreement, including amending certain terms and exclusivities contained therein. Under the terms of the amended agreement, the Company receives funding for certain internal and external research costs incurred in the project. Additionally, the amendment removed a $2.0 million research milestone from the total milestones the Company would be eligible to receive over the life of the agreement. The new research funding terms were priced at market rate, and the Company concluded that the original agreement was not materially modified. Accordingly, the amendments did not impact the determination of units of accounting or the allocation of the arrangement consideration.

Over the life of the agreement, the Company is eligible to receive payments up to $190.75 million, comprised of a $1.25 million upfront payment, $3.5 million for research phase successes, up to $6.0 million for completion of IND-enabling studies, up to $66.0 million for development milestones and up to $114.0 million for commercial milestones. In addition, the Company is eligible to receive tiered royalty payments on sales of products. Merck will have exclusive worldwide commercialization rights to products derived from the agreement. The Company determined that the research, development and commercial milestones do not constitute milestones and will not be accounted for under the milestone method of revenue recognition. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on Merck’s performance.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Upon the execution of the agreement, the Company received a one-time, non-refundable upfront payment of $1.25 million. The Company’s substantive performance obligations under the agreement include providing the license and the transfer of relevant technical information and therapeutic platform to Merck. In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the Merck agreement: (1) the research license, (2) the commercial license, (3) the transfer of the Company’s platform technology (Azymetric) (4) research services and technical assistance in connection with the transfer of platform technology to Merck, and (5) research activities to be performed on behalf of Merck. The Company determined that the licenses did not have stand-alone value without the Company’s platform technology and its technical assistance during the transfer of the technology. Accordingly, the deliverables (1) through (4) were considered as a single unit of accounting and the upfront payment of $1.25 million has been allocated to this unit of accounting. The upfront payment was recorded as deferred revenue and recognized into revenue on a straight-line basis from October 1, 2011 through June 30, 2012, the period over which the Company performed the procedures for transferring the Company’s know-how and technology and related technical assistance during the transfer process. The research activities to be performed on behalf of Merck after the transfer of the technology are also determined to have stand-alone value as Merck or another third party could provide these services without the Company’s assistance. The revenue from this deliverable is recognized upon performance of such activities at rates consistent with prevailing market rates.

The consideration otherwise allocable to delivered units is limited to the amount that is not contingent on the delivery of additional items or fulfillment of other performance conditions. Consequently, the arrangement consideration related to the research activities to be performed on behalf of Merck after the transfer of the technology was excluded from the allocation arrangement consideration because the consideration and performance are contingent upon Merck requesting performance of the services and these services are priced at an estimated fair value.

The upfront payment of $1.25 million was allocated to the research license deliverable, commercial license deliverable, technology platform deliverable and research services and technical assistance provided during the technology transfer deliverable using the relative estimated selling price method. The Company estimated the best estimate of selling price of the licenses and technology platform based on comparable license and collaboration arrangements. The best estimate of selling price for the other deliverables was estimated using internal estimates of cost to perform the specific services plus a normal profit margin for providing the services.

The agreement contains customary termination rights for Merck and the Company including the right for Merck to terminate the agreement in its sole discretion with advance notice to the Company. The agreement will terminate on the later of: (a) the expiry of the last patent covering a Merck licensed product excluding methods of making the product; or (b) the expiry of the royalty payment obligations by Merck. During the research term, the agreement will terminate if the antibodies do not achieve all the research milestones or if Merck elects to not further develop the antibodies after the research term.

The Company received and recorded non-refundable milestone payments from Merck in the amounts of $2.0 million and $1.5 million on September 20, 2012 and April 22, 2013, respectively. These milestone payments were received upon the achievement of certain development activities during the course of the research program and were recorded as revenue upon achievement of the milestone as the Company had no remaining performance obligations under the arrangement. No additional milestone payments or royalties have been received to date.

During the three months ended March 31, 2017, the Company recorded $1 (2016 – $262) in research support payments from Merck, under the terms of the amended agreement.
Licensing and Collaboration Agreement with Eli Lilly and Company (“Lilly”)

On December 17, 2013, the Company entered into a Licensing and Collaboration Agreement with Lilly to develop novel bispecific antibody therapeutics using the Company’s proprietary Azymetric platform. The Company will apply its Azymetric platform in combination with Lilly’s proprietary targets to create novel bispecific antibodies which Lilly will have the right to develop and commercialize worldwide.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Over the life of the agreement, the Company will receive funding for internal and external research costs incurred on behalf of Lilly on the project, and is eligible to receive potential milestone payments for each product, comprised of $1.0 million for research phase success, $2.0 million for IND submission, $8.0 million for development milestones and up to $40.0 million for commercial milestones. In addition, the Company is eligible to receive tiered royalty payments on the sale of products. Lilly will have exclusive worldwide commercialization rights to products derived from the collaboration. The Company determined that the research milestone is substantive, while development and commercial milestones do not constitute milestones and will not be accounted for under the milestone method of revenue recognition. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on Lilly’s performance.

Upon the execution of the agreement, the Company received a one-time, non-refundable upfront payment of $1.0 million. In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the Lilly agreement: (1) the research license, (2) the commercial license, (3) the transfer of the Company’s platform technology (Azymetric), (4) the research services and technical assistance to be provided by the Company in connection with the transfer of intellectual property to Lilly, and (5) research activities to be performed on behalf of Lilly. The Company determined that the licenses did not have stand-alone value without the Company’s platform technology and its technical assistance during the transfer of the technology. Accordingly, the deliverables (1) through (4) were considered as a single unit of accounting and the upfront payment of $1.0 million has been allocated to this unit of accounting. The payment was recorded as deferred revenue and recognized into revenue on a straight-line basis from December 31, 2013 to June 30, 2014, the period over which the Company performed the procedures for transferring the Company’s know-how and technology and related technical assistance during the transfer process. The research activities to be performed on behalf of Lilly after the transfer of the technology are also determined to have stand-alone value as Lilly or another third party could provide these services without the Company’s assistance. The revenue from this deliverable is recognized upon performance of such activities at rates consistent with prevailing market rates.

The consideration otherwise allocable to delivered units is limited to the amount that is not contingent on the delivery of additional items or fulfillment of other performance conditions. Consequently, the arrangement consideration related to the research activities to be performed on behalf of Lilly after the transfer of the technology was excluded from the allocation arrangement consideration because the consideration and performance are contingent upon Lilly requesting performance of the services and these services are priced at an estimated fair value.

The upfront payment of $1.0 million was allocated to the research license deliverable, commercial license deliverable, technology platform deliverable and research services and technical assistance provided during the technology transfer deliverable using the relative estimated selling price method. The Company estimated the best estimate of selling price of the licenses and technology platform based on comparable license and collaboration arrangements. The best estimate of selling price for the other deliverables was estimated using internal estimates of cost to perform the specific services plus a normal profit margin for providing the services.

The agreement contains customary termination rights for Lilly and the Company including the right for Lilly to terminate the agreement in its sole discretion with advance notice to us. The agreement will terminate on a product-by-product and country-by-country basis upon the later of the product being no longer covered by certain patents related to the Lilly licensed product, or 10 years after the first commercial sale of the Lilly licensed product in such a country.

On December 11, 2015, the Company recorded non-refundable substantive research milestone revenue from Lilly in the amount of $1.0 million upon the achievement of certain research activities during the course of the research program.

During the three months ended March 31, 2017, the Company recorded $15 (2016 – $nil) in research support revenue from Lilly.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Licensing and Collaboration Agreement with Lilly

On October 22, 2014, the Company entered into a second Licensing and Collaboration Agreement with Lilly to develop novel bispecific antibody therapeutics using the Company’s proprietary Azymetric platform. This agreement did not alter or amend the initial agreement entered into on December 17, 2013. Under the terms of this agreement, the Company will apply its Azymetric platform in combination with Lilly’s proprietary targets to create novel bispecific antibodies which Lilly will develop and commercialize. Each of the two agreements with Lilly were negotiated independently and the deliverables covered by the respective contracts are unrelated to one another as they cover different product candidates. Accordingly, the second Licensing and Collaboration Agreement with Lilly has been accounted for as a new arrangement.

The Company is eligible to receive potential milestone payments totaling up to $375.0 million, comprised of up to $6.0 million for research success milestone, up to $24.0 million for IND submission milestones, up to $60.0 million for development milestones and up to $285.0 million for commercial milestones. In addition, the Company is eligible to receive tiered royalty payments on the sale of products. Lilly will have exclusive worldwide commercialization rights to products derived from the collaboration. The Company determined that research milestones are substantive while development and commercial milestones do not constitute milestones and will not be accounted for under the milestone method of revenue recognition. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on Lilly’s performance.

The agreement contains customary termination rights for Lilly and the Company with advance notice to the Company, in addition to (i) both Lilly and the Company have certain rights to terminate on a program by program basis due to scientific failure, (ii) Lilly can terminate the agreement on a target pair by target pair basis in its sole discretion after the payment of the initial license fee for such a target pair, (iii) Lilly can terminate the agreement or specific target pairs due to an incurable material breach by the Company, and under specific conditions, Lilly shall have certain rights to continue the research, development and commercialization of products with their license payment, milestone and royalty obligations reduced by 50% and (iv) Lilly shall have the right to terminate the agreement or specific target pairs in the event of the Company undergoing a change of control, while retaining certain rights. If the affected research programs have not completed specific research stages, Lilly’s obligations to the license payments, milestones and royalties shall be reduced in a tiered fashion ranging from 25-75%

On December 1, 2016, the Company recorded a non-refundable fee of $2.0 million which was received upon achievement of a critical success criteria point milestone under the research plan.

No other research, development or commercial milestone payments or royalties have been received to date.

Licensing and Collaboration Agreement with Celgene Corporation & Celgene Alpine Investment Co. LLC (“Celgene”)

On December 23, 2014, the Company entered into an agreement with Celgene to develop novel bispecific antibody therapeutics using the Company’s proprietary Azymetric platform. The Company will apply its Azymetric platform in combination with Celgene’s proprietary targets to create novel bispecific antibodies for which Celgene has an option to develop and commercialize a certain number of products (“Commercial License Option”).

Over the life of the agreement, the Company is eligible to receive potential milestone payments totaling up to $164.0 million per each therapeutic candidate, comprised of a payment of $7.5 million upon Celgene exercising a Commercial License Option, up to $101.5 million for development milestones and up to $55.0 million for commercial milestones. In addition, the Company is eligible to receive tiered royalties calculated upon the global net sales of the resulting products. Celgene will have exclusive worldwide commercialization rights to products derived from the agreement if Celgene elects to exercise a Commercial License Option for each product. The Company determined that research, development and commercial milestones do not constitute milestones and will not be accounted for under the milestone method of revenue recognition. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on Celgene’s performance.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Upon the execution of the Agreement, the Company received a one-time, non-refundable payment of $8.0 million. In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the Celgene agreement: (1) the non-exclusive research license, (2) the transfer of the Company’s platform technology (Azymetric) and relevant know-how, and (3) technical assistance if required by Celgene in connection with the transfer of technology. The Company determined that the research license did not have stand-alone value without the Company’s platform technology and its technical assistance during the transfer of the technology. The Company concluded that, at the inception of the agreement, Celgene’s option to obtain a Commercial License did not represent a deliverable because it is a substantive option and does not contain a significant or incremental discount.

The deliverables are considered a single unit of accounting and the upfront payment of $8.0 million has been allocated to this unit of accounting. The upfront payment was recognized as revenue ratably over the six-month period ended June 30, 2015, the period during which the Company transferred its technical know-how and technology to Celgene.

The agreement contains customary termination rights for Celgene and the Company including the right of Celgene to terminate the agreement in its entirety or on a product-by-product basis in its sole discretion with advance notice to the Company. The agreement will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-expiring patent related to the Celgene licensed product, or 10 years after the first commercial sale of the Celgene licensed product in such a country. If Celgene does not exercise its option for the commercial license, the agreement will terminate on a product-by-product basis for which the option was not exercised.

No development or commercial milestone payments or royalties have been received to date.

Collaboration and License Agreement with GlaxoSmithKline Intellectual Property Development Ltd. (“GSK”)

On December 1, 2015, the Company entered into a Collaboration and License Agreement with GSK for the research, development, and commercialization of novel Fc-engineered monoclonal and bispecific antibody therapeutics, which have been optimized for specific therapeutic effects. The Company and GSK will collaborate to further develop the Company’s Effector Function Enhancement and Control Technology (EFECT) platform through the design, engineering, and testing of novel engineered Fc domains tailored to induce specific antibody-mediated immune responses.

At the conclusion of the research collaboration, both GSK and the Company will have the right to develop and commercialize monoclonal and bispecific antibody candidates that incorporate the Company’s optimized immune-modulating Fc domains.

Under the terms of the agreement, GSK will have the right to develop a minimum of four products across multiple disease areas, and the Company will be eligible to receive research, development, and commercial milestones of up to $110.0 million for each product. In addition, the Company is eligible to receive tiered sales royalties. Under the terms of the agreement, each party is liable for their own internal and external research costs incurred in the project. Furthermore, the Company will have the right to develop up to four products with the intellectual property arising from the collaboration without any royalty or milestone payment to GSK. The Company determined that research, development and commercial milestones under the agreement do not constitute milestones and will not be accounted for under the milestone method of revenue recognition. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on GSK’s performance.

The agreement contains customary termination rights for GSK and the Company including the right for GSK to terminate the agreement in its sole discretion with advance notice to us, after the research period has advanced beyond a specified stage, and allowing the parties to terminate the agreement by mutual agreement during the research period. If GSK elects not to advance any product into research and development, the agreement will terminate at the end of the research period. If GSK elects to advance one or more products incorporating intellectual property generated under the research period for further research and development, the agreement will terminate on a product-by-product and country-by-country basis upon the latter of the product being no longer covered by a patent related to the GSK licensed product, or 10 years after the first commercial sale of the GSK licensed product in such a country.

No development or commercial milestone payments or royalties have been received to date.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Platform Technology Transfer and License Agreement with GSK

On April 21, 2016, the Company entered into a Platform Technology Transfer and License Agreement with GSK for the research, development, and commercialization of novel bispecific antibodies enabled using the Company’s Azymetric platform. Each of the two agreements with GSK were negotiated independently and the deliverables covered by the respective contracts utilize different therapeutic platforms and are unrelated to one another. Accordingly, the Platform Technology and License Agreement with GSK has been accounted for as a new arrangement.

Upon execution of the agreement, the Company received a technology access fee of $6.0 million on May 3, 2016. In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the GSK agreement: (1) the non-exclusive research license, (2) commercial license (3) transfer of the Company’s platform technology (Azymetric) and relevant know-how, (4) technical assistance if required by GSK in connection with the transfer of technology, and (5) the obligation to provide future technology improvement and updates, when and if available. The Company determined that the licenses did not have stand-alone value without the Company’s platform technology and its technical assistance during the transfer of the technology. Accordingly, deliverables (1) through (4) were considered as a single unit of accounting and the technology access fee of $6.0 million has been allocated to this unit of accounting and has been recognized as revenue upon completion of the transfer of the Company’s technology and technical know-how to GSK.

The upfront payment of $6.0 million was allocated to the research license deliverable, commercial license deliverable, technology platform deliverable and technical assistance provided during the technology transfer deliverable using the relative estimated selling price method. The Company estimated the best estimate of selling price of the licenses and technology platform based on comparable license and collaboration arrangements. The best estimate of selling price for the other deliverables was estimated using internal estimates of cost to perform the specific services plus a normal profit margin for providing the services. The Company concluded that the best estimate of selling price for the obligation to deliver future technology improvements and updates was a nominal amount, as the Company has no intention of performing and has made no commitment to perform or provide additional update work on the applicable technology platform. Accordingly, no arrangement consideration was allocated to this deliverable.
The Company is also eligible to receive up to $30.0 million in research milestone payments; up to $152.0 million in development milestone payments; and up to $720.0 million in commercial sales milestone payments. In addition, the Company is entitled to receive tiered royalties on potential sales. The Company determined that research, development and commercial milestones for the GSK agreement do not constitute milestones and will not be accounted for under the milestone method of revenue recognition. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on GSK’s performance.

The agreement contains customary termination rights for GSK and the Company including the right for GSK to terminate the agreement in its sole discretion with advance notice to the Company. Termination provisions allow for GSK to terminate the agreement or specific antibody sequence pairs due to an incurable material breach by the Company, and under specific conditions, GSK shall have certain rights to continue the research, development, and commercialization of products with their license payment, milestone, and royalty obligations reduced by 50%.

No research, development or commercial milestone payments or royalties have been received to date.

Collaboration and Cross License Agreement with Daiichi Sankyo, Co., Ltd. (“Daiichi”)

On September 26, 2016, the Company entered into a Collaboration and Cross License Agreement with Daiichi for the research, development, and commercialization of novel bispecific antibodies enabled using the Company’s Azymetric and EFECT platforms. Additionally, the Company will license immuno-oncology antibodies from Daiichi, with the right to research, develop and commercialize multiple products globally in exchange for royalties on product sales. Under the agreement, Daiichi will have the option to develop and commercialize a single bispecific immuno-oncology therapeutic.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

Upon execution of the agreement, the Company received a technology access fee of $2.0 million. In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the Daiichi agreement: (1) the research license, (2) the transfer of the Company’s platform technologies (Azymetric and EFECT) and relevant know-how, and (3) research activities to be performed on behalf of Daiichi. The Company concluded that the license did not have stand-alone value without the Company’s platform technologies. Accordingly, the deliverables (1) and (2) were considered as a single unit of accounting and the technology access fee of $2.0 million was allocated to this unit of accounting and was recognized as revenue upon delivery of the licenses and transfer of the relevant technology. The research activities to be performed on behalf of Daiichi after the transfer of the technology are also determined to have stand-alone value as Daiichi or another third party could provide these services without the Company’s assistance. The revenue to be received from Daiichi from delivery of these services is recognized upon performance of such activities at rates consistent with prevailing market rates. The Company concluded that, at the inception of the agreement, Daiichi’s option to obtain a Commercial License did not represent a deliverable because it is a substantive option and did not contain a significant or incremental discount.

The consideration otherwise allocable to delivered units is limited to the amount that is not contingent on the delivery of additional items or fulfillment of other performance conditions. Consequently, the arrangement consideration related to the research activities to be performed on behalf of Daiichi after the transfer of the technology was excluded from the allocation arrangement consideration because the consideration and performance are contingent upon Daiichi requesting performance of the services and these services are priced at an estimated fair value.

The upfront payment of $2.0 million was allocated to the research license deliverable and technology platform deliverable using the relative estimated selling price method. The Company estimated the best estimate of selling price of the licenses and technology platform based on comparable license and collaboration arrangements.

The Company is also eligible to receive up to $67.9 million in research and development milestone payments and commercial license option; and up to $80.0 million in commercial sales milestone payments. In addition, the Company is eligible to receive tiered royalties on potential product sales. The Company determined that research, development and commercial milestones do not constitute milestones and will not be accounted for under the milestone method of revenue recognition, except a research milestone for $1.0 million which is substantive. The events and conditions resulting in these payments do not meet the definition of a milestone because the achievement of these events solely depends on Daiichi’s performance.

The agreement contains customary termination rights for Daiichi and the Company including the right for Daiichi to terminate the rights to the Company’s therapeutic platforms in its sole discretion with advance notice to the Company and for the Company to terminate the Company’s rights to Daiichi’s antibodies with advance notice to Daiichi. The agreement shall terminate, with respect to Daiichi’s license, if Daiichi fails to exercise its option or, on a Product-by-Product basis, until expiration of Daiichi’s royalty obligations.

During the three months ended March 31, 2017, the Company recorded $214 (2016 – $nil) in research support revenue from Daiichi.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

10. Commitments and Contingencies

Lease Commitments

The Company leases office premises in Vancouver, British Columbia and Seattle, Washington that expire in August 2021 and January 2022, respectively. The Company has also entered into a lease for lab space in Vancouver, British Columbia that commenced in September 2016 and will expire in August 2021. The leases contain rent escalation clauses. The Company also leases office equipment under capital lease agreements. Future minimum lease payments under the non-cancellable operating leases and capital leases at March 31, 2017 are as follows:

	Payments due by period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Capital lease obligations	$7	$9	$—	$—	$16
Operating lease obligations	1,804	3,746	2,724	—	8,274
Total contractual obligations	1,811	3,755	2,724	—	8,290

Other Commitments

The Company has entered into research collaboration agreements with strategic partners, in the ordinary course of operations, that may include contractual milestone payments related to the achievement of pre-specified research, development, regulatory and commercialization events and indemnification provisions, which are common in such agreements. The maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial and product liability insurance. This insurance limits the Company’s liability and may enable it to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and the Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

In August 2016, the Company entered into a license agreement with Innovative Targeting Solutions Inc., or ITS, to use ITS’ protein engineering technology for the development and commercialization of antibody and protein therapeutics. Pursuant to the agreement, the Company agreed to pay an aggregate of $12.0 million in annual licensing fees to ITS over a five-year period. The licensing fee for the first year was $1.0 million, which has been recorded in intangible assets and is being amortized over a twelve-month period. The Company may also be required to make payments to ITS upon the achievement of certain development and commercial milestones, as well as royalty payments on net sales.

In connection with the Kairos acquisition, the Company may be required to make future payments to CVI upon the direct achievement of certain development milestones for products incorporating certain Kairos intellectual property, as well as royalty payments on the net sales of such products. For out-licensed products and technologies incorporating certain Kairos intellectual property, the Company may be required to pay CVI a mid-single digit percentage of the future revenue as a result of a revenue sharing agreement.

Contingencies

From time to time, the Company may be subject to various legal proceedings and claims related to matters arising in the ordinary course of business. The Company does not believe it is currently subject to any material matters where there is at least a reasonable possibility that a material loss may be incurred.

ZYMEWORKS INC.
Notes to the Consolidated Financial Statements
(unaudited)

11. Related Party Transactions

Lilly is a shareholder of the Company and is considered a related party under ASC 850. Total revenue recognized from the two Lilly agreements for the three months ended March 31, 2017 and 2016 are $15, and $nil, respectively (note 9). The amount due from Lilly under these agreements was $62 and $2,046 as of March 31, 2017 and December 31, 2016, respectively.

On October 22, 2014, the Company issued 117,320 common share purchase warrants to CTI in conjunction with a share exchange. CTI is a shareholder of the Company and is considered a related party under ASC 850.

12. Subsequent Events

a. On April 13, 2017, the Company effected a one-for-2.3866 share consolidation (reverse share split) of the Company’s issued and outstanding common shares and redeemable convertible preferred shares. Accordingly, (i) every 2.3866 common shares have been combined into one common share, (ii) every 2.3866 redeemable convertible preferred shares have been combined into one redeemable convertible preferred share, (iii) the number of common shares into which each outstanding option and warrant to purchase common shares and the number of preferred shares into which each outstanding warrant to purchase preferred shares is exercisable have been proportionately decreased on a 1 for 2.3866 basis, and (iv) the exercise price for each such outstanding option and warrant to purchase common shares or preferred shares has been proportionately increased on a 1 for 2.3866 basis. All of the share numbers, share prices, and exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this one-for-2.3866 reverse share split.

b. On April 18, 2017, CTI exercised its warrants to purchase 117,320 common shares of the Company at a per share price of C$11.60 for proceeds of $1,018 (C$1,361).

c. On April 27, 2017, the Company’s registration statement on Form F-1 (File No. 333-217100) relating to its initial public offering (“IPO”) of its common stock was declared effective by the Securities and Exchange Commission (“SEC”) and a final base PREP prospectus was filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. A supplemented PREP prospectus containing pricing information and other important information relating to the common shares has also been filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. The Company’s common shares began trading on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) on April 28, 2017. The public offering price of the shares sold in the IPO was $13.00 per share. The IPO closed on May 3, 2017, pursuant to which the Company sold 4,500,000 shares of common stock, excluding the potential sale of 675,000 shares of common stock to the underwriters upon their exercise of their over-allotment option to purchase additional shares within 30 days from the date of underwriting agreement dated April 27, 2017. The Company received net proceeds of approximately $50.3 million, after underwriting discounts, commissions and estimated offering expenses. Immediately prior to the consummation of the IPO, all outstanding shares of redeemable convertible preferred stock converted into 7,098,194 common stock and the Redeemable Convertible Class A Preferred Shares Warrant was converted into common share warrants to purchase up to 398,076 common shares of the Company at an exercise price of $8.67 per share.